Exhibit 99.1

Telesat Reports Results for the Quarter and Nine Months Ended September 30, 2025

OTTAWA, CANADA – November 4, 2025 – Telesat (Nasdaq and TSX: TSAT), one of the world’s largest and most innovative satellite operators, today announced its financial results for the three and nine-month periods ended September 30, 2025. All amounts are in Canadian dollars and reported under IFRS® Accounting Standards unless otherwise noted.

“I am pleased with our performance thus far in 2025,” commented Dan Goldberg, Telesat’s President and CEO. “Our Telesat Lightspeed team continues to make good progress on both the engineering and commercial fronts, as we work toward an initial satellite launch late next year and toward further expanding our $1.1 billion Telesat Lightspeed backlog. On the GEO side of the business, the year has developed largely as we had expected, and we maintain our disciplined focus on maximizing the utilization of, and cash flow from, our existing GEO satellite fleet, while remaining open to value-creating opportunities. We also took important steps to optimize the company’s corporate and capital structure and enhance our financing options. We distributed 62% of the equity in Telesat Lightspeed to an indirect subsidiary of Telesat Corporation, and our advisors have started to engage with the advisors of the major holders of our GEO segment debt, with the goal of finding the best approach to address that debt.”

For the quarter ended September 30, 2025, Telesat reported consolidated revenue of $101 million, a decrease of 27% ($37 million) compared to the same period in 2024. The impact from foreign exchange was minimal. The decrease was primarily due to a lower rate on the renewal of a long-term agreement with a North American direct-to-home television customer and the expiration of a separate agreement with that customer, as well as to reductions in services for certain other customers, including an Indonesian rural broadband program and another North American direct-to-home customer.

Operating expenses for the quarter were $58 million, an increase of 26% ($12 million) from 2024. The impact from foreign exchange was minimal. The increase was primarily due to higher legal and professional fees and to LEO headcount growth, partially offset by higher capitalized engineering.

Adjusted EBITDA1 for the quarter was $47 million, a decrease of 51% ($49 million). The impact from foreign exchange was minimal. The consolidated Adjusted EBITDA margin1 was 46.3%, compared to 69.5% in the same period in 2024.

Telesat’s net loss for the quarter was $121 million compared to $68 million in net income for the same period in the prior year. The change was due to lower revenue combined with a foreign exchange loss this year compared to a foreign exchange gain in 2024 (due to the impact of changes in foreign exchange rates on the Canadian dollar value of our US dollar denominated debt), and a loss in 2025 associated with the changes in the fair value of the Telesat Lightspeed Financing Warrants, as well as a gain on repurchase of debt recorded in 2024.

For the nine-month period ended September 30, 2025, Telesat reported consolidated revenue of $324 million, a decrease of 27% ($119 million) compared to the same period in 2024. When adjusted for changes in foreign exchange rates, revenue declined 28% ($125 million) compared to 2024. The decrease for the nine-month period is attributable to the same factors that accounted for the decrease in the three-month period ending September 30, 2025, along with lower LEO consulting revenues.

Operating expenses for the nine-month period were $161 million, up 8% ($12 million) from the same period in 2024. When adjusted for changes in foreign exchange rates, operating expenses were up 7% ($10 million) from 2024. The increase for the nine-month period is attributable to the same factors that accounted for the increase in the three-month period ending September 30, 2025, partially offset by lower expenses associated with the lower LEO consulting revenue.

Adjusted EBITDA1 for the nine-month period was $173 million, a decrease of 44% ($137 million) or 45% ($141 million) when adjusted for foreign exchange rates. The Adjusted EBITDA margin1 was 53.4%, compared to 70.0% in the same period in 2024.

For the nine months ended September 30, 2025, Telesat’s net loss was $97 million compared to net income of $145 million for the same period in the prior year. The change for the nine-month period is attributable to the same factors that accounted for the change in the three-month period ending September 30, 2025.

Business Highlights

▲	Telesat Lightspeed Equity Distribution

-	In September 2025, Telesat Canada distributed 62% of the equity of its Telesat Lightspeed business to an indirect subsidiary of Telesat Corporation. The indirect subsidiary is wholly-owned by Telesat Canada’s parent entities and is a non-guarantor under Telesat Canada’s debt documents. There were no changes to the Company’s operations as a result of this transaction.

▲	Donald Tremblay Joins Telesat as Chief Financial Officer

-	In August 2025, Telesat announced that Donald Tremblay would be joining the company as CFO, succeeding Andrew Browne, whose plan to retire was announced in March 2025. Donald, most recently CFO at Champion Iron, brings over 35 years of finance leadership to Telesat, including at publicly-listed companies in high-growth, capital-intensive industries.

▲	Backlog and Utilization as of September 30, 2025

-	Telesat had contracted GEO backlog[2] of approximately $900 million.
-	Telesat had contracted LEO backlog[2] of approximately $1.1 billion.
-	Fleet utilization was 69%.

2025 Financial Outlook

(assumes an average foreign exchange rate of US$1=C$1.42)

Telesat expects full year 2025:

●	Revenues to be between $405 million and $425 million;

●	Adjusted EBITDA[1] to be between $170 million and $190 million on a consolidated basis;

●	LEO operating expense of between $75 million and $85 million;

●	Capital expenditures (including both cash paid and accrued) to be in the range of $900 million to $1,100 million, virtually all of which is related to Telesat Lightspeed.

Telesat’s quarterly report on Form 6-K for the quarter ended September 30, 2025 has been filed with the United States Securities and Exchange Commission (SEC) and the Canadian securities regulatory authorities, and may be accessed on the SEC’s website at www.sec.gov and on the System for Electronic Document Analysis and Retrieval+ (SEDAR+) website at www.sedarplus.ca.

Conference Call

Telesat has scheduled a conference call on Tuesday, November 4, 2025, at 10:30 a.m. EST to discuss its financial results for the quarter ended September 30, 2025.

Dial-in Instructions:

The toll-free dial-in number for the teleconference is +1-800-715-9871. Callers outside of North America should dial +1-646-307-1963. The access code is 9159435. Please allow at least 15 minutes prior to the scheduled start time to connect to the teleconference. In the event of technical issues, please dial *0 and advise the conference call operator of the company name (Telesat) and the name of the moderator (James Ratcliffe).

Webcast:

The conference call can also be accessed, as a listen in only, at https://edge.media-server.com/mmc/p/dao6hwjc. A replay of the webcast will be archived on Telesat’s website under the tab “Investors”.

Dial-in Audio Replay:

A replay of the teleconference will be available from one hour after the end of the call on November 4, 2025 until 11:59 p.m. EST on November 18, 2025. To access the replay, please call +1-800-770-2030. Callers from outside North America should dial +1-609-800-9909. The access code is 9159435.

About Telesat

Backed by a legacy of engineering excellence, reliability and industry-leading customer service, Telesat (Nasdaq and TSX: TSAT) is one of the largest and most innovative global satellite operators. Telesat works collaboratively with its customers to deliver critical connectivity solutions that tackle the world’s most complex communications challenges, providing powerful advantages that improve their operations and drive profitable growth.

Continuously innovating to meet the connectivity demands of the future, Telesat Lightspeed, the company’s state-of-the-art Low Earth Orbit (LEO) satellite network, has been optimized to meet the rigorous requirements of telecom, government, maritime and aeronautical customers. Telesat Lightspeed will redefine global satellite connectivity with ubiquitous, affordable, high-capacity, secure and resilient links with fibre-like speeds. For updates on Telesat, follow us on LinkedIn, X, or visit www.telesat.com.

Investor Relations Contact:

James Ratcliffe

+1-613-748-8424

ir@telesat.com

Forward-Looking Statements Safe Harbor

This news release contains statements that are not based on historical fact, including the financial outlook for 2025, including with respect to revenue, Adjusted EBITDA1, operating expenses and capital expenditures and the growth opportunities of Telesat Lightspeed, and are “forward-looking statements’’ and “future-orientated financial information” within the meaning of the Private Securities Litigation Reform Act of 1995 and Canadian securities laws. When used herein, statements which are not historical in nature, or which contain the words “will,” “expect,” “believe,” “continue,” or similar expressions, are forward-looking statements. In addition, Telesat or its representatives have made or may make forward-looking statements, or statements about future orientated financial performance, orally or in writing, which may be included in, but are not limited to, various filings made from time to time with the U.S. Securities and Exchange Commission (“SEC”) and Canadian securities regulatory authorities, and press releases or oral statements made with the approval of an authorized executive officer of Telesat. Actual results may differ materially from the expectations expressed or implied in the forward-looking statements and future-orientated financial information as a result of known and unknown risks and uncertainties. Future-orientated financial information contained in this news release about prospective financial performance, financial position, or cash flows are expected to give the reader a better understanding of the potential future performance of Telesat. Readers are cautioned that any such future-orientated financial information and financial outlook contained herein should not be used for purposes other than those disclosed herein. All statements made in this news release are made only as of the date set forth at the beginning of this release. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, unless specifically expressed as such, and should only be viewed as historical data. Telesat undertakes no obligation to update the statements made in this news release in the event facts or circumstances subsequently change after the date of this news release.

These forward-looking statements and future-orientated financial information are not guarantees of future performance, are based on Telesat’s current expectations, and are subject to a number of risks, uncertainties, assumptions, and other factors, some of which are beyond Telesat’s control, are difficult to predict, and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements and future orientated financial information.

Known risks and uncertainties include but are not limited to: risks associated with financial factors, including swings in the global financial markets, access to capital to construct our LEO satellite constellation and refinance our GEO debt, volatility of securities values in an industry sector where values may be influenced by economic and other factors beyond Telesat’s control, inflation, rising or prolonged elevated interest rates, fluctuations in foreign exchange rates, and tariffs; risks associated with operating satellites and providing satellite services, including satellite construction or launch delays, launch failures, in-orbit failures, impaired satellite performance, or dependence on large customers; the ability to deploy successfully an advanced global LEO satellite constellation and the timing of any such deployment; Telesat’s ability to meet the conditions for advance of the loans under the funding agreements for the constellation; technological hurdles, including Telesat’s and Telesat’s contractors’ development and deployment of the new technologies required to complete the constellation in time to meet Telesat’s schedule, or at all, the availability of services and components from Telesat’s and Telesat’s contractors’ supply chains; competition, including with other LEO systems, deployed and yet to be deployed; risks associated with domestic and foreign government regulation, including government restrictions and regulations, access to sufficient orbital spectrum to be able to deliver services effectively and access to sufficient geographic markets in which to sell those services; Telesat’s ability to develop significant commercial and operational capabilities; and the ability to expand Telesat’s existing satellite utilization. The foregoing list of important factors is not exhaustive. Investors should review the other risk factors discussed in Telesat’s annual report on Form 20-F for the year ended December 31, 2024, that was filed on March 27, 2025 with the SEC and the Canadian securities regulatory authorities at the System for Electronic Document Analysis and Retrieval+ (SEDAR+), and may be accessed on the SEC’s website at www.sec.gov and SEDAR’s website at www.sedarplus.ca.

Telesat Corporation

Unaudited Interim Condensed Consolidated Statements of Income (Loss)

For the periods ended September 30

	Three months		Nine months
(in thousands of Canadian dollars, except per share amounts)	2025	2024	2025	2024
Revenue	$101,060	$138,441	$323,915	$443,049
Operating expenses	(57,852)	(45,935)	(161,450)	(149,330)
Depreciation	(26,168)	(32,233)	(77,991)	(100,272)
Amortization	(11,314)	(2,807)	(33,852)	(8,438)
Other operating gains (losses), net	251	2,272	4,070	2,254
Operating income	5,977	59,738	54,692	187,263
Interest expense	(54,197)	(59,443)	(164,492)	(185,815)
Gain on repurchase of debt	—	21,368	6,896	193,690
Interest and other income	5,718	15,668	18,760	57,033
Gain (loss) on changes in fair value of financial instruments	(63,120)	—	(109,780)	—
Gain (loss) on foreign exchange	(32,282)	35,675	84,808	(67,215)
Income (loss) before income taxes	(137,904)	73,006	(109,116)	184,956
Tax (expense) recovery	16,821	(5,164)	12,105	(40,192)
Net income (loss)	$(121,083)	$67,842	$(97,011)	$144,764

Net income (loss) attributable to:
Telesat Corporation shareholders	$(35,269)	$17,901	$(29,811)	$38,591
Non-controlling interest	(85,814)	49,941	(67,200)	106,173
	$(121,083)	$67,842	$(97,011)	$144,764

Net income (loss) per common share attributable to Telesat Corporation shareholders
Basic	$(2.38)	$1.27	$(2.04)	$2.78
Diluted	$(2.38)	$1.23	$(2.04)	$2.68

Total Weighted Average Common Shares Outstanding
Basic	14,797,243	14,046,257	14,592,627	13,888,334
Diluted	14,797,243	16,059,104	14,592,627	15,813,555

Telesat Corporation

Unaudited Interim Condensed Consolidated Balance Sheets

(in thousands of Canadian dollars)	September 30, 2025	December 31, 2024
Assets
Cash and cash equivalents	$482,605	$552,064
Trade and other receivables	53,187	158,930
Other current financial assets	442	565
Current income tax recoverable	8,326	29,253
Prepaid expenses and other current assets	295,950	280,460
Total current assets	840,510	1,021,272
Satellites, property and other equipment	2,653,619	2,277,143
Deferred tax assets	4,038	3,059
Other long-term financial assets	17,662	9,767
Long-term income tax recoverable	6,993	6,993
Other long-term assets	396,425	516,507
Intangible assets	461,403	497,466
Goodwill	2,545,357	2,612,972
Total assets	$6,926,007	$6,945,179

Liabilities
Trade and other payables	$111,577	$158,276
Other current financial liabilities	41,537	26,483
Income taxes payable	840	5,913
Other current liabilities	50,397	65,906
Total current liabilities	204,351	256,578
Long-term indebtedness	3,309,132	3,096,615
Deferred tax liabilities	154,264	175,544
Other long-term financial liabilities	737,833	630,556
Other long-term liabilities	272,404	289,181
Total liabilities	4,677,984	4,448,474

Shareholders’ Equity
Share capital	68,530	59,082
Accumulated earnings	452,125	467,333
Reserves	146,369	183,865
Total Telesat Corporation shareholders’ equity	667,024	710,280
Non-controlling interest	1,580,999	1,786,425
Total shareholders’ equity	2,248,023	2,496,705
Total liabilities and shareholders’ equity	$6,926,007	$6,945,179

Telesat Corporation

Unaudited Interim Condensed Consolidated Statements of Cash Flows

For the nine months ended September 30

(in thousands of Canadian dollars)	2025	2024
Cash flows from operating activities
Net income (loss)	$(97,011)	$144,764
Adjustments to reconcile net income (loss) to cash flows from operating activities
Depreciation	77,991	100,272
Amortization	33,852	8,438
Tax expense (recovery)	(12,105)	40,192
Interest expense	164,492	185,815
Interest income	(19,070)	(55,970)
(Gain) loss on foreign exchange	(84,808)	67,215
(Gain) loss on changes in fair value of financial instruments	109,780	—
Share-based compensation	8,610	14,504
(Gain) loss on disposal of assets	(3,840)	366
Gain on disposal of subsidiaries	(230)	(2,620)
Gain on repurchase of debt	(6,896)	(193,690)
Deferred revenue amortization	(46,124)	(42,222)
Pension expense	4,089	4,232
Other	7,424	6,255
Income taxes paid, net of income taxes received	8,264	(40,550)
Interest paid, net of interest received	(122,749)	(99,562)
Government grant received	—	2,364
Operating assets and liabilities	75,241	(75,647)
Net cash from operating activities	96,910	64,156
Cash flows (used in) generated from investing activities
Cash payments related to satellite programs	(444,391)	(502,384)
Cash payments related to property and other equipment	(100,278)	(47,938)
Purchase of intangible assets	—	(52)
Net proceeds from disposal of assets	4,519	—
Net proceeds from disposal of subsidiaries	235	1,213
Government grant received	—	15,031
Net cash (used in) generated from investing activities	(539,915)	(534,130)
Cash flows (used in) generated from financing activities
Proceeds from indebtedness	404,996	—
Repurchase of indebtedness	(4,501)	(147,908)
Payments of principal on lease liabilities	(2,175)	(1,808)
Satellite performance incentive payments	(1,400)	(2,971)
Tax withholdings on settlement of restricted and performance share units and exercise of stock options	(8,445)	(5,396)
Net cash (used in) generated from financing activities	388,475	(158,083)
Effect of changes in exchange rates on cash and cash equivalents	(14,929)	36,367
Changes in cash and cash equivalents	(69,459)	(591,690)
Cash and cash equivalents, beginning of period	552,064	1,669,089
Cash and cash equivalents, end of period	$482,605	$1,077,399

Telesat’s Adjusted EBITDA Margin(1):

The following table provides a quantitative reconciliation of net income to Adjusted EBITDA and Adjusted EBITDA margin, each of which are non-IFRS Accounting Standards measures.

	Three Months Ended September 30,		Nine Months Ended September 30,
(in thousands of Canadian dollars) (unaudited)	2025	2024	2025	2024
Net income (loss)	$(121,083)	$67,842	$(97,011)	$144,764
Tax expense (recovery)	(16,821)	5,164	(12,105)	40,192
(Gain) loss on foreign exchange	32,282	(35,675)	(84,808)	67,215
(Gain) loss on changes in fair value of financial instruments	63,120	—	109,780	—
Interest and other income	(5,718)	(15,668)	(18,760)	(57,033)
Interest expense	54,197	59,443	164,492	185,815
Gain on repurchase of debt	—	(21,368)	(6,896)	(193,690)
Depreciation	26,168	32,233	77,991	100,272
Amortization	11,314	2,807	33,852	8,438
Other operating (gains) losses, net	(251)	(2,272)	(4,070)	(2,254)
Non-recurring compensation expenses(3)	614	677	1,836	2,065
Non-cash expense related to share-based compensation	3,018	3,061	8,610	14,504
Adjusted EBITDA	$46,840	$96,244	$172,911	$310,288

Revenue	$101,060	$138,441	$323,915	$443,049
Adjusted EBITDA Margin	46.3%	69.5%	53.4%	70.0%

End Notes

[1]	Non-IFRS Accounting Standards Measures – Adjusted EBITDA and Adjusted EBITDA margin are non-IFRS Accounting Standards measures. EBITDA is defined as “Earnings Before Interest, Taxes, Depreciation and Amortization.” Adjusted EBITDA is used to measure Telesat’s financial performance. Adjusted EBITDA is defined as operating income (less certain operating expenses such as share-based compensation expenses and unusual and non-recurring items, including restructuring related expenses) before interest expense, taxes, depreciation and amortization. Adjusted EBITDA margin is used to measure Telesat’s operating performance. Adjusted EBITDA margin is defined as the ratio of Adjusted EBITDA to revenue.

Adjusted EBITDA and Adjusted EBITDA margin are not standardized financial measures under IFRS Accounting Standards and might not be comparable to similar financial measures disclosed by other issuers. Adjusted EBITDA allows investors and Telesat to compare Telesat’s operating results with that of competitors exclusive of depreciation and amortization, interest and investment income, interest expense, taxes and certain other expenses. Financial results of competitors in the satellite services industry have significant variations that can result from timing of capital expenditures, the amount of intangible assets recorded, the differences in assets’ lives, the timing and amount of investments, the effects of other income (expense), and unusual and non-recurring items. The use of Adjusted EBITDA assists investors and Telesat to compare operating results exclusive of these items. Competitors in the satellite services industry have significantly different capital structures. Telesat believes that the use of Adjusted EBITDA improves comparability of performance by excluding interest expense.

Telesat believes that the use of Adjusted EBITDA and the Adjusted EBITDA margin along with IFRS Accounting Standards measures enhances the understanding of our operating results and is useful to investors and us in comparing performance with competitors, estimating enterprise value and making investment decisions. Adjusted EBITDA and Adjusted EBITDA margin as used here may not be the same as similarly titled measures reported by competitors. Adjusted EBITDA and Adjusted EBITDA margin should be used in conjunction with IFRS Accounting Standards measures and are not presented as a substitute for cash flows from operations as a measure of our liquidity or as a substitute for net income (loss) as an indicator of our operating performance.

[2]	Telesat’s backlog represents future cash inflows from capacity allocation or service delivery contracts. As of September 30, 2025, GEO backlog was $0.9 billion and represents our expected future revenue from existing GEO service contracts (without discounting for present value) including any deferred revenue that we will recognize in the future in respect of cash already received. As of September 30, 2025, the expected cash inflows from Telesat Lightspeed capacity allocation and service contracts (without discounting for present value) was $1.1 billion.

[3]	Includes severance payments and special compensation and benefits for executives and employees.